UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              TELEMUNDO GROUP, INC.
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                     -------------------------------------
                         (Title of Class of Securities)

                                    87943M306
                                    87943M405
                              --------------------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 24, 1997
                       ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 51 Pages




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                                                              Page 2 of 51 Pages

                                  SCHEDULE 13D

CUSIP No. 87943M306 & 87943M405

1        Name of Reporting Person
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                  TLMD Partners II, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]**

3        SEC Use Only

4        Source of Funds*



5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,550,465**
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,550,619**
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,550,465**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,101,084**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    40.3%**

14       Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         **SEE ITEMS 4 AND 5 OF INITIAL SCHEDULE 13D AS AMENDED HEREBY.




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                                                              Page 3 of 51 Pages

                                  SCHEDULE 13D

CUSIP No. 87943M306 & 87943M405

1        Name of Reporting Person
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                  Leon Black

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]**

3        SEC Use Only

4        Source of Funds*



5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0**
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   202,933**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            202,933**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    2.0%**

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         **SEE ITEMS 4 AND 5 OF INITIAL SCHEDULE 13D AS AMENDED HEREBY.



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                                                              Page 4 of 51 Pages


          This Amendment No. 3 to statement on Schedule 13D relates to shares of common stock, $.01 par value (the "Shares"), of Telemundo Group, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 3 amends the initial statement on Schedule 13D dated January 9, 1995, as heretofore amended (the "Initial Schedule 13D"). Reference is made to the Initial Schedule 13D for information concerning certain defined terms used herein and not otherwise defined herein. The Initial Schedule 13D is supplementally amended as set forth herein.


ITEM 4.   PURPOSE OF TRANSACTION.

          On November 24, 1997, TLMD Station Group, Inc. ("Parent") and its wholly-owned subsidiary, TLMD Acquisition Co. ("Subsidiary"), entered into an Agreement and Plan of Merger (the "Agreement") with the Issuer pursuant to which Subsidiary is to be merged (the "Merger") with and into the Issuer and each outstanding Series A Share and each outstanding Series B Share will be converted into the right to receive $44 in cash per Share. Subject to certain conditions, the purchase price per Series A Share and Series B Share will increase at the rate of 8% per annum commencing on the earlier of August 1, 1998 or the date which is seven months after Parent and Subsidiary have initially filed with the Federal Communications Commission (the "FCC") the FCC Form 315 seeking approval of the change in control of the Issuer's FCC broadcasting licenses. Parent is a corporation formed by Apollo Investment Fund III, L.P., a private securities investment fund managed by Apollo Management, L.P. of which Mr. Black is a founding principal ("Apollo"), Bastion, Liberty Media Corporation and Sony Pictures Entertainment Inc. The transaction was negotiated under the direction of and recommended by directors of the Issuer unaffiliated with Mr. Black or Bastion, and approved by the Board of Directors of the Issuer.

          Completion of the Merger is subject to several conditions as set forth in the Agreement, including, without limitation, approval of the Merger by the holders of a majority of the outstanding Series A Shares and Series B Shares (voting together as a single class), approval by the FCC of the transfer of the Issuer's broadcast licenses without the imposition of certain specified conditions or restrictions that are not acceptable to Parent, and receipt by Parent of financing sufficient to perform its obligations under the Agreement, to provide working capital for the business of the Issuer and to consummate the transactions contemplated by the Agreement, including the payment of related fees and expenses, pursuant to certain debt and equity commitments which have been arranged (or pursuant to alternative financing arrangements).

          The foregoing summary of the Agreement is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit (n) and incorporated herein by reference.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

          (n) Agreement and Plan of Merger, dated as of November 24, 1997, by and among TLMD Station Group, Inc., TLMD Acquisition Co. and Telemundo Group, Inc.


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                                                              Page 5 of 51 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: November 26, 1997            TLMD PARTNERS II, L.L.C.

                                   By:  AIF II, L.P., Manager

                                   By:  Apollo Advisors, L.P.
                                        Managing General Partner

                                        By:  Apollo Capital Management, Inc.
                                             General Partner

                                        By:  /s/ John Hannan
                                             ----------------------------------
                                             Name:     John Hannan
                                             Title:    Vice President


Date:  November 26, 1997           /s/ Leon Black
                                   ------------------
                                   LEON BLACK

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                                                              Page 6 of 51 Pages

                                  EXHIBIT INDEX

Exhibit No.

(n) Agreement and Plan of Merger, dated as of November 24, 1997, by and among TLMD Station Group, Inc., TLMD Acquisition Co. and Telemundo Group, Inc.